

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

John Kao
Chief Executive Officer
Alignment Healthcare, Inc.
1100 W. Town and Country Road, Suite 1600
Orange, CA 92868

   Re: Alignment Healthcare, Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted January 11, 2021
     CIK No. 0001832466

Dear Mr. Kao:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Alignment's Virtuous Cycle, page 6

1. Refer to your response to comment 3. Please revise to clarify that the average cost of a nurse visit and hospitalization are derived from your own internal calculations.

2. Refer to your response to comment 4. Please revise to disclose your membership numbers for the fiscal years ended December 31, 2019 and December 31, 2020.

Richest coverage and benefits, page 7

3. Refer to your response to comment 1. Please clarify what you mean by the statement that

your Medicare Advantage plans were "rated" in the top three for benefit richness and more clearly describe what you mean by "richness."

<u>Business, page 102</u>

4.   Refer to comments 9 and 11. Please disclose the material terms of your CMS agreements, including the length of the agreement, the types of benefits you are required to provide to members, the member enrollment requirements, the benefit and price bid proposals you are required to submit to CMS and the termination provisions. In addition, please disclose your overall Star rating in California and, if true, that the payments in Nevada and North Carolina, which do not yet have independent Star ratings due to your limited operating history in those markets, will be based on your California Star rating for the next several years.

<u>Our Growth Strategy</u>
<u>Expand into new markets, page 120</u>

5.   Refer to your response to comment 12 and your disclosure that you have identified additional markets for potential expansion in 2022 and beyond to continue to your growth strategy. Please disclose the areas of the country you have identified, such as the Northeast or the South, and whether the identified markets are rural, suburban or urban.

<u>Partner with providers to accelerate growth and improve operational performance, page 121</u>

6.   Refer to your response to comment 13. Please revise to disclose the different types of payment models and agreements, including your VIE agreements, you have with medical providers and medical organizations.

    You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance